Exhibit 99.21

September 14, 2020

Red White & Bloom Brands Inc.

789 West Pender Street, Suite 810

Vancouver, British Columbia V6C 1H2

Attention: Brad Rogers, Chief Executive Officer

Dear Sir:

Reference is made to the underwriting agreement (the “Agreement”) dated as of August 25, 2020 by and among PI Financial Corp., together with Eight Capital, as co-lead underwriters (the “Co- Lead Underwriters”), and Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”) and Red White & Bloom Brands Inc. (the “Company”). Terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

The Company and the Co-Lead Underwriters have agreed to delete the definition of Closing Date in the Agreement in its entirety and replace it with the following:

““Closing Date” means September 24, 2020 or such other date as the Company and the

Co-Lead Underwriters may agree in writing;”

The Company and the Co-Lead Underwriters have also agreed to delete Section 1(b) of the

Agreement in its entirety and replace it with the following:

“The Company shall use its commercially reasonable best efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Company shall prepare and file under the Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Units in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable best efforts to obtain the Final Receipt from the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated on or before September 18, 2020.”

The Company and the Co-Lead Underwriters have agreed that this side letter agreement (the “Side Letter Agreement”) is supplemental to and is to be read with and be deemed to be a part of the Agreement, which is deemed to be amended as provided herein. Any reference to the Agreement and any agreements or documents entered into in connection with the Agreement means the Agreement as amended by this Side Letter Agreement and all such agreements and documents are also hereby amended to give effect to this Side Letter Agreement. The Agreement remains in full force and effect without any amendment or addition, except as provided in this Side Letter Agreement

For the avoidance of doubt and in furtherance of the foregoing, we request that the Company acknowledge and confirm such agreement.

[Remainder of page intentionally left blank]

Very truly yours,

PI FINANCIAL CORP.

By:   “Vay Tham”

Name: Vay Tham

Title:   Managing Director, Investment

Banking

EIGHT CAPITAL

By:   “Elizabeth Staltari”

Name: Elizabeth Staltari

Title:   Principal, Managing Director

Acknowledged and confirmed

RED WHITE & BLOOM BRANDS INC.

By:   “Brad Rogers”

Name: Brad Rogers

Title:   Chief Executive Officer